I, John Q. McMillian, certify that:

(1) the financial statements of Shockwave Motors, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Shockwave Motors, Inc. included in this Form reflects accurately the information reported on the tax return for Shockwave Motors, Inc. filed for the fiscal year ended Dec 31st, 2019.

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John Q. McMillian
CEO

27th, April 2020

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.